Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2016	2015
	(in millions, except ratios)
Net income	$126	$131
Equity in earnings of unconsolidated affiliates, net of distributions	58	50
Income tax expense	87	83
	271	264

Fixed charges, as defined:

Interest	64	69
Interest component of rentals charged to operating expense	2	2
Total fixed charges	66	71

Earnings, as defined	$337	$335

Ratio of earnings to fixed charges	5.11	4.72